CONSENT OF STEWART CARMICHAEL

The undersigned hereby consents to the inclusion of information related to the mineral properties of Kirkland Lake Gold Ltd. (the “Company”) included in or incorporated by reference into the Registration Statement on Form 40-F (the “Form 40-F”) being filed by the Company with the United States Securities and Exchange Commission, and any amendments thereto, related to the following documents:

(a)	the Annual Information Form of Kirkland Lake Gold Inc. dated March 10, 2016,
(b)	the Management Information Circular of Kirkland Lake Gold Inc. dated December 15, 2015 and
(c)	the Management’s Discussion & Analysis For the Eight Month (Stub) Year Ended December 31, 2015 of Kirkland Lake Gold Inc. (collectively, the “Exhibits”).

The undersigned further consents to the reference of the undersigned’s name in the Form 40-F and in the Exhibits included in or incorporated by reference into the Form 40-F.

/s/ Stewart Carmichael
Stewart Carmichael, P.Geo

Date: August 4, 2017